EXHIBIT 99.1

Hydrogenics Files Universal Shelf Prospectus

MISSISSAUGA, Ontario, Aug. 1, 2012 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG), a leading developer and manufacturer of hydrogen generation and power systems, today announced that the Company has filed a preliminary short form base shelf prospectus with certain Canadian securities regulatory authorities and a corresponding registration statement on Form F-3 with the U.S. Securities and Exchange Commission. After the base shelf prospectus becomes final and the registration statement is declared effective Hydrogenics will be able to offer, from time to time, over a 25-month period up to US$25,000,000 of debt, equity and other securities.

Hydrogenics is enjoying significant market momentum with growth in Power-to-Gas energy storage applications, industrial hydrogen generators as well as the emerging prospect of significant commercial orders for power systems. The working capital requirements of this growth or other opportunities may require the flexibility to access capital markets on an as needed basis. U.S. securities law limits on the issuance of shares restrict the size of any offering to 1/3 of the market value of the Corporation's public float in any 12-month period. The Corporation remains committed to the pursuit of profitability in the near term with the minimum possible dilution of shareholders in the process.

These filings are intended to restore Hydrogenics' flexibility to access the capital markets that was available to Hydrogenics with its prior shelf prospectus and corresponding registration statement on Form F-3, which expired earlier this year.

Except as otherwise may be disclosed in a prospectus supplement relating to a particular offering, Hydrogenics currently intends to use the net proceeds received to fund current operations and potential future growth opportunities. Should Hydrogenics offer any securities, it will make a prospectus supplement available that will include the specific terms of the securities being offered.

Hydrogenics is not required to offer or sell all or any portion of the securities in the future and will only do so if market conditions warrant.

A receipt for the final short form base shelf prospectus has not yet been obtained from the Canadian securities regulatory authorities and the registration statement on Form F-3 has not become effective. Prior to the time a receipt is issued by the Canadian securities regulatory authorities for the final short form base prospectus and the shelf registration statement becomes effective, no securities may be sold, nor may offers to buy be accepted, pursuant to these documents. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Hydrogenics:

Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in  Germany, Belgium and Canada and service centres in Russia, China, India, Europe, the US and Canada.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Law of 1995, and under applicable Canadian securities law. These statements include but are not limited to, statements relating to the growth in sales of Power-to-Gas energy storage applications and industrial hydrogen generators, the prospect of significant commercial orders for power systems, and future working capital requirements. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including changes in the competitive environment adversely affecting the products, markets, revenues or margins of Hydrogenics' business. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, except as required by law. The forward-looking statements contained in this release are expressly qualified by this.

CONTACT: Investor Contact:
         Jennifer Barber, Chief Financial Officer
         (905) 361-3638
         investors@hydrogenics.com